[redacted]

10029243

*AD 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

SEC FILE NUMBER
8- 52614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assent LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Marine View Plaza, Suite 102
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Gentile (201) 356 - 1494
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assent LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Assent LLC

Title

Notary Public

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE

FEB 23 2010

MARISEL RODRIGUEZ
Notary Public of New Jersey
Commission Expires 4/10/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assent LLC

Statement of Financial Condition
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and
Members of Assent LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Assent LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

Assent LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 66,831,474
Cash and securities segregated under federal regulations	167,874,488
Deposits with clearing organizations	11,990,727
Receivable from brokers, dealers and clearing organizations	122,081,056
Receivable from customers	4,817,258
Securities owned, at fair value ($ 0 of which is pledged)	23,725,232
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $14,633,475	6,954,603
Receivable from affiliates	8,175,405
Other assets	6,998,274
Total assets	$ 419,448,517
Liabilities and Members' Equity	
Payable to brokers, dealers and clearing organizations	$ 115,415,079
Securities sold, but not yet purchased, at fair value	8,663,269
Payable to customers	137,847,615
Payable to Parent and affiliates	3,456,979
Accounts payable, accrued expenses and other liabilities	17,156,521
Total liabilities	282,539,463
Commitments and contingencies (Note 10)	
Members' equity	136,909,054
Total liabilities and members' equity	$ 419,448,517

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Assent LLC ("the Company") is a Delaware limited liability company, whose Class A member is an indirect wholly owned subsidiary of SunGard Data Systems Inc. ("Sungard" or the "Parent"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in proprietary trading, securities execution, clearance, and corresponding clearing services for other firms.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents consist of cash in bank accounts of $9,562,256 and $57,269,218 in one money market fund all of which are held with one money center bank. The Company considers investments in money market funds and other highly liquid investments with original maturities of less than 90 days to be cash equivalents.

Securities owned and securities sold, but not yet purchased, are recorded at estimated fair value using closing exchange quoted prices (see Note 5). Principal securities transactions and the related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease. As of December 31, 2009, furniture, equipment, software and leasehold improvement consists primarily of computer equipment.

The Company is not subject to federal or state income taxes. The members of the Company are individually liable for the taxes on their share of the Company's income. The Company is subject to local unincorporated business taxes in the jurisdictions in which it operates.

3. Cash and Securities Segregated Under Federal Regulations

At December 31, 2009, the Company had U.S. Treasury securities with a market value of $151,267,493, and cash of $16,154, segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company also had U.S. Treasury Securities with a market value of $16,574,714 and cash of $16,127, in a special bank account for the Proprietary Accounts of Introducing Brokers (PAIB) at December 31, 2009.

4. Receivable From and Payable to Brokers, Dealers And Clearing Organizations

At December 31, 2009, the Company had receivable from and payable to brokers, dealers and clearing organizations consisting of the following:

Receivable	
Securities failed to deliver	$ 3,019
Securities borrowed	116,154,324
Clearing organizations	5,923,713
	$ 122,081,056
Payable	
Securities failed to receive	$ 1,481,438
Securities loaned	95,311,700
Other	18,621,941
	$ 115,415,079

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledge as necessary. The Company has received collateral of $119,274,020 under securities borrow agreements, of which the Company has repledged $99,239,138 under securities loan agreements.

The Company utilizes Electronic Communication Networks (ECNs) to facilitate execution of proprietary and customer trades.

5. Securities Owned and Securities Sold, but Not Yet Purchased

Marketable securities owned and securities sold, but not yet purchased, consist of trading securities at fair values, as follows:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 23,520,132	$ 8,632,631
Exchange listed equity options	205,100	30,638
	$ 23,725,232	$ 8,663,269

Fair Value Measurements
The accounting standards for fair value measurement provide the definition of fair value, prescribed methods of measuring fair value, establish a fair value hierarchy based on inputs used to measure fair value, and the disclosure about the use of fair value measures.

The fair value hierarchy, as defined by the accounting standards for fair value measurement, is as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities

Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 - inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Money market fund	$ 57,269,218	$ -	$ -	57,269,218
Securities owned				
Corporate stocks	23,520,132			23,520,132
Exchange listed equity options	205,100			205,100
	$ 80,994,450	$ -	$ -	$ 80,994,450
Liabilities				
Securities sold, but not yet purchased				
Corporate stocks	$ 8,632,631	$ -	$ -	$ 8,632,631
Exchange listed equity options	30,638			30,638
	$ 8,663,269	$ -	$ -	$ 8,663,269

6. Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts due on cash and margin securities transactions. Securities owned by customers that collateralize the receivables are not reflected in the accompanying statement of financial condition.

7. Stock Option and Award Plans

Equity Incentive Plans
Under the Parent's time-based and performance-based equity incentive plans, awards or options to purchase shares of stock may be granted to key employees. Time-based options are subject to a five-year vesting schedule. Performance-based options vest upon attainment of certain annual and cumulative earnings goals. Both time-based and performance-based options are granted for a ten year term.

8. Retirement Plan

Sungard offers a 401(k) plan to eligible employees of the Company.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2009, the Company had net capital of $108,135,391, which exceeded its minimum requirement of $250,000 by $107,885,391.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2009, the Company computed the reserve requirement for customers and was required to segregate $128,307,552 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2009, the amount held on deposit in the special reserve bank account was $151,283,647.

The Company also computed the reserve requirement for PAIB. At December 31, 2009, the Company's calculation required $863,869 to be segregated in the special reserve account for the exclusive benefit of our introducing broker-dealers. The amount on deposit in the reserve bank account at December 31, 2009 was $16,590,841.

10. Commitments and Contingencies

The Company leases office space and, equipment under lease agreements and has other operating commitments expiring on various dates through 2011. Certain leases contain provision for rent escalation. At December 31, 2009, the future minimum commitments were as follows:

	Total
2010	$ 4,754,275
2011	2,550,298
2012	1,632,994
2013	1,078,138
2014	856,072
Thereafter	121,249
	$ 10,993,026

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management believes, based on information currently available, that the results of such proceedings will not have a material adverse effect on the Company's operations or financial condition.

The Company has obtained uncollateralized letters of credit in the amount of $842,210 in order to satisfy the requirements of a lease for one of the Company's existing facilities.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers, or other counterparties, are unable to

fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate, or any combination of these factors. The Company uses derivative financial instruments as part of its trading business. These financial instruments, which generally include exchange-traded options, expose the Company to varying degrees of market and credit risk. The Company records its derivative-trading activities at fair value and unrealized gains and losses are recognized currently on the Statement of Operations. The notional amount of short options is $11,344,150.

The Company's customer securities transactions are transacted on either cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal margin guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requests the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement date basis, generally three days after trade-date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers or other counterparties are unable to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

12. Related Party Transactions

The Company settles all intercompany expenses and income allocations with Sungard and its subsidiaries throughout the year. At December 31, 2009, the amount payable to Parent and affiliates represent such amount due to or from the Company for unsettled items.

The Company provides clearance services to an affiliated broker dealer.

The Company pays management fees to Sungard and administrative fees to an affiliate for administrative and other expenses. The Company also reimburses Sungard for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company pays various affiliates for service bureau services for securities transaction processing, data storage and communications. In addition, the Company pays affiliates facilities fees.

13. Member's Equity

The Company has four classes of members' interest as follows:

The Class A member receives an allocation of profits and losses after a special allocation is made to Class C members.

Class B members receive a special allocation based upon the trading activity generated for the Company through their Coordinated Trading Group, as defined, associated with such Class B members. The Class B special allocation is the difference between the commissions generated and the special allocation collected from Class C members' trading profits, less the processing charges associated with such Coordinated Trading Group. Any amounts that are expected to be paid have been included in accounts payable, accrued expenses and other liabilities.

Class C members trade the Company's proprietary accounts. Allocation of profits and losses are based upon the Class C members' trading results net of the Class A allocation. Losses are allocated to the extent of the members' equity and profits.

Class D members have a equity interest as part of a Joint Back Office Agreement with the Company as part of its correspondent clearing agreement. The Class D interest does not have any voting rights.

14. Subsequent Events

The Company evaluated subsequent events through February 26, 2010 and did not have any significant events to report.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Managers and
Members of Assent LLC:

In planning and performing our audit of the financial statements of Assent LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Assent LLC for the period from April 1, 2009 through December 31, 2009, which were agreed to by Assent LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Assent LLC's compliance with the applicable instructions of Form SIPC-7T during the period ended December, 31, 2009. Management is responsible for Assent LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 with the respective cash disbursement records, noting no differences.
2. Compared the Total Revenue amount reported on page 2, item 2a of Form SIPC-7T with the Total Revenues amount reported on audited financial statements for the year ended December 31, 2009 ('Financial Statements') less the revenues reported on the Company's quarterly Focus Report for the period from January 1, 2009 to March 31, 2009 ('Q1 Focus Report'), line 12, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the accounting records and supporting schedules ('Trial Balance'), as follows:
    a. Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7T to the sum of Superdot Fee, BNY Execution Fees and ECN Fees reported on the Trial Balance for the year ended December 31, 2009 less the ECN Fees paid to non-SIPC members reported on the Trial Balance for the year ended December 31, 2009 and less the sum of the aforementioned fees on the Trial Balance for the quarter ended March 31, 2009, noting no differences.
    b. Compared the deduction amount reported on page 2, item 2c, 9(i) of Form SIPC-7T to the amount of Loannet Rebate Expense reported on the Trial Balance for the year ended December 31, 2009 less the sum of the aforementioned expense on the Trial Balance for the quarter ended March 31, 2009, noting no differences.
4. Recalculated amounts reported in Form SIPC-7T and in the accounting records and supporting schedules ('Trial Balance'), obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7T, noting no differences.
    b. Recalculated all other totals and subtotals reported on Form SIPC -7T, page 1 and 2, and the mathematical accuracy of the amounts identified in procedures 2 and 3, noting no differences.

PRICEWATERHOUSECOOPERS

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of managers of Assent LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052614 FINRA DEC
ASSENT LLC 9*9
5 MARINE VIEW PLZ STE 102
HOBOKEN NJ 07030-5722

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHARLES GENTILE 201-356-1494

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 766,738

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (298,189)

8/8/09
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 468,549

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 468,549

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 468,549

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ASSENT LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of FEBRUARY, 20 10.

REGULATORY CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 438,625,349

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except oreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accou its. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 130,163,306

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,766,794

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 1,766,794

Total deductions 131,930,100

2d. SIPC Net Operating Revenues $ 306,695,249

2e. General Assessment @ .0025 $ 766,738

(to page 1 but not less than $150 minimum)